IPS Millennium Fund 1999 Annual Report

Fellow Shareholders:

We are pleased to present our Annual Report for the 12 months ended Nov. 30, 1999. During the period total assets increased from $24m to $131.8m. If you would like more frequent updates on the Fund's performance and other factors, all performance statistics and the complete fund portfolio are updated monthly on our Web site. Your Fund in 1999 continues to receive five stars (the highest ranking) from **Morningstar**, and continues to be ranked #1 for 1 & 3 years among G&I funds in the January ***Kiplinger's Personal Finance Magazine*** based on total return for the one and three year periods ended 11/15/99. Since the Semi-Annual Report, fund manager Robert Loest and your Fund were the subject of articles in numerous large city papers, as well as ***Smart Money*** (Nov. '99) and ***Mutual Funds*** (Jan. '00) magazines. During the second half of 1999 we have continued to maintain the Fund's position in electric utilities, to moderate its volatility from its large technology positions. ***While we feel that long term returns during periods of fundamental technological revolution such as we are currently experiencing may be higher than during the mature, low growth industrial economy that existed before 1995, we nevertheless view the dramatic appreciation in the Fund's NAV in recent months as unsustainable, and caution investors not to expect such returns from any fund on a long-term basis.***



$10,000 Investment at Inception 1/3/95
$50,000
$40,000
$30,000
$20,000
$10,000
$0
01/31/95
12/31/95
12/31/96
12/31/97
12/31/98
S&P 500

Figure 1. The data presented herein and below represent past performance and are not a guarantee of future performance. The value of your shares may fluctuate and be worth more or less at redemption than their original cost.

Total Annual Return For:	**IPS Millennium Fund**	**Value Line Arithmetic Index**	**S&P 500 Composite**
12 months ended 11/30/99	*103.33%*	*11.83%*	*19.77%*
3 years ended 11/30/99	*43.89%*	*13.21%*	*26.61%*
Inception 1/3/95 - 11/30/99	*37.35%*	*18.29%*	*20.57%*

Total returns above include changes in the Fund's share price, plus reinvestment of dividends (income) and capital gains (profits from the sale of a stock). The **Value Line Arithmetic Index** and the **S&P 500 Composite** have been adjusted to reflect total return with dividends reinvested.

Phone: 423.524.1676
800.232.9142
Fax: 423.544.0630

Web site: http://www.ipsfunds.com
E-mail: info@ipsfunds.com

1225 Weisgarber Rd.
Suite S-380
Knoxville, TN 37909

Market Capitalization Weightings

On 11/30/99, 85.3% of the fund's stocks was composed of mid- and large-cap companies. (Market capitalization is price per share times number of shares outstanding, one good measure of a company's size.) The Fund's median market cap has increased over 50% since 5/31 due to price appreciation. The distribution among the three size segments has shifted away from large caps and toward small-caps, the opposite of changes seen in the semi-annual report for the first FY half, with a slight decline in the percentage of mid-caps over the last six months, and a large increase in the percentage of small caps, from 1.5% to 14.7% of the fund. The majority of the stocks in the large-cap category were originally bought as mid-cap companies. Price appreciation turns them into large caps, which affects the Fund's classification as a large cap growth fund in Morningstar. Our benchmark is the return per unit of standard deviation for the **Value Line Arithmetic Composite (VLAC)**, an *equally-weighted* index of 1700 companies.

Volatility of Returns

Figure 2 presents a quarterly perspective on your Fund's return and risk characteristics over time. Note that the Fund's *downside* volatility in recent quarters has been considerably *less* than that of the overall stock market, as represented by the **VLAC**. This is particularly evident for the third quarter of 1999, the rightmost pair of bars in **Fig. 2** . The Fund significantly outperformed the **VLAC** and the **S&P 500** for the FY second half.

The volatility of the high growth end of our barbell increased the second half due to the addition of stocks from newer sectors like **B2B** (Business-to-Business e-commerce). We anticipate that the fund will remain more volatile than the overall market, due to the small number of shares in the float (actually available for trading). This will change gradually as these companies grow, issue more shares in stock splits, takeovers and stock options, and the float increases to the point where supply/demand imbalances are less important in determining share price than are fundamentals.


Quarter Returns: IPS Millennium Fund
vs. Value Line Arithmetic Composite
% Return
Period

Figure 2. Relative volatility of the Fund, on a quarterly basis, vs. the broad stock market as represented by the **Value Line Arithmetic Composite**.

Turnover Ratio

The financial press obsesses about turnover ratios. Millennium's was 58.74% for our 1999 FY. Very often, turnover ratios are used as a proxy for how much a fund is likely to pay in capital gains distributions, with the general view that high turnover ratios are bad because they increase capital gains distributions, and low turnovers are good, because they reduce them.

We disagree. If you are trying to measure potential capital gains distributions, why not just call the fund and ask them? Look at what the fund has done historically. In other words, look at capital gains distributions if you want to know about capital gains distributions, not some often misleading proxy for them. We post this information three months before each Nov. 30 FY end, so you don't even need to pay attention to turnover ratios in our case, except as a proxy for relative trading expenses.

Millennium Fund also follows a policy in the last three months of our fiscal year of selling off all stocks that have large losses, whether we plan to keep them or not. This has two benefits to the Fund. One, it helps us neutralize our capital gains, so you don't pay so much in taxes. It also incidentally runs up the turnover ratio, but in our case that's good for you. Two, it forces us to follow a policy of pulling up our weeds and leaving our flowers. If we want to keep the stocks we sold, we can always buy them back after 31 days, but we still capture the benefit of the capital losses. Interestingly, we rarely buy back losers. We think this contributes to our high tax efficiency rating and returns.

Changes in Portfolio Sectors: Buys

The most obvious change in the Fund's makeup over the last six months has been an increase in the total number of companies, from 55 to 68, the elimination of the *Real Estate Investment Trust* sector, and its replacement by more electric utilities. During the year it has become increasingly apparent that underlying structural change in the electric utility universe has made this sector a far better stabilizer for the Fund's volatile, high growth companies than **REITs**. Deregulation has caused the utilities to divest, more rapidly write off or securitize vast amounts of legacy generating capacity on which they were earning an inadequate return. This money has been redeployed into much more efficient natural

gas generating facilities, and non-regulated businesses like energy trading and fiberoptic telecommunications systems. The result is that the more aggressive companies in particular, but also the entire sector, have dramatically increased their returns on invested capital, as well as their earnings growth rates and capital turnover ratios. In some cases EPS growth has gone from the low-to-mid single digits to 10% or so.

We have eliminated our *Pharmaceuticals*, and added the *Cable Television* sector for the first time. Cable companies are winding down a long period of very high spending to upgrade their equipment for the Internet, and should soon begin throwing off large amounts of cash. The other major changes have been a doubling of our position in the *Computer & Internet Equipment* sector, and a dramatic increase in our *E-Commerce* sector, from less than 1% to over 10% of the Fund. We agree with many others that **B2B** will be far larger than **B2C** (Business to Consumer) e-commerce, and that has been the focus of much of our software buying. In addition, the doubling of our *Computer & Internet Equipment* sector reflects the shift in technology, and the value that it is adding, toward wireless and land data transfer systems, and away from desktop data processing. We are seeing a rapid convergence of the Internet, telephone and computer in handheld devices.

Changes in Investment Positions: Sales

This is always one of the most interesting (and potentially embarrassing) parts of our annual report. It's already clear how what we bought has done. We report this on our Web site each month, in our semi-annual reports to you, and in our ***Diary***. However, once a stock is sold, most people cease following it. Valuable lessons can be learned, however, from stock sales, and since you own the Fund, we think it's only fair to share our lessons, as well as our successes, with you.

For reasons generally due to what we felt was under performance relative to competitors, relative to higher potential returns in other sectors, or potential future problems, we sold off all our holdings in a number of companies in the *Internet Service Provider* sector, all companies in the *Pharmaceutical* and *REIT* sectors, and several companies in the *Software* and *Internet Services* sectors. Total sales amounted to 21 companies. In most cases we were right to sell. However, in the case of **i2 Technologies (ITWO.O)** and **Verticalnet (VERT.O)**, we would have been smarter to hold onto them, since they have since appreciated by multiples of our sales price. While we have used the proceeds to buy other Internet companies that have done very well (and electric utilities, which have not yet done well), this illustrates the difficulty of batting a thousand in this league. One must be very careful, not just in buying, but also when selling companies in immature markets using new technologies. As I have said in the past, the risk in this kind of market is not in owning these companies, the risk is in *not* owning them.

As Bill Gates has pointed out, new technologies most often tend to disappoint in the short term (1 - 2 years), but produce returns far higher than one could possibly predict in the longer term (3 - 5 years). Sometimes it is necessary to hold onto a company in which we believe for longer than we expect, and occasionally we lose patience. This is what happened with **i2** and **Verticalnet**. We have gotten better at knowing what to hold onto and what not to over the years, as we gain in our understanding of the tectonic nature of the change our civilization is experiencing, but sometimes we have to learn this lesson afresh.

Analysis of Performance

By far the largest contributor to the Fund's performance, with the companies that did the best in that sector in parentheses, was *E-Commerce Software* (**BVSN**), with the sector up over 300% for the last six months of the fiscal year. The worst performers were mostly from the old industrial sectors, specifically the *Electric Utilities* (**NI**), *Financials* (**NTBK**), *Pharmaceuticals* (**ABT**) and *REITs* (**EOP**). The other sectors that contributed the most to our performance were *E-Commerce* (**VRSN**), *General Software* (**VRTS**), *Computer Networking* (**CSCO, JNPR**), *Semiconductors* (**NSM, QLGC**) and *Telecommunications Services & Equipment* (**JDSU**).

This is no accident of stock picking. There has been a fundamental shift in sales, and the accompanying profits, to the Internet. People are increasingly taking their financial business on-line, for example, and often not to traditional banking web sites. Software and deregulation have produced dramatic changes in the financial sector, and banks that only transfer their traditional business to the Web just don't get it. Software and connectivity are how we imbue our physical assets today with more intelligence and function, and thus value. This is true whether we are talking about automobiles, banks or telephones. It is true of steel mills as much as disk drive companies. It only makes sense that disproportionate growth will be found in the various software segments, but the growth can vary dramatically by sector. This is where stock-picking comes in.

It is also where a creative redefining of economic sectors is helpful. For instance, if we lumped all software companies together like most funds do, it would be difficult to see where the real performance is, and emphasize narrower subsectors when necessary. This is true of independent power producers also, like **CPN** and **AES**, which are growing and adding value far faster than the traditional regulated electric generation and distribution companies. It helps us to see more clearly what we are doing to redefine investment sectors to better fit the world we live in today, rather than the world we lived in in the last century.

Future Value

In an information-based world, those companies and products with the most information added, and the most connectivity, will also have the most value added. This is why the traditional, giant pharmaceutical companies are supporting the biotech sector so heavily. The way they have traditionally added value was far less information intensive than the way the biotechs are doing it, using software to dramatically speed up the process of discovery and understanding.

Furthermore, the companies and products with the most informational flexibility will be more valuable than those without. The ability to create chips with Field Programmable Gate Arrays (**FPGA** chips) makes it possible to reprogram the chips for newer or different functions remotely, because their interior design is flexible, not fixed like **Intel** desktop computer chips are now. This enables technicians and users to continue using chips for newer functions, instead of building new plants to manufacture new generations of chips. One day we will be able to change our computer chips on the fly from a UNIX to a Windows configuration, make parts of it a modem, other parts a calculation device, and assign operating system and other functions to yet other parts of the chip.

This kind of chip can handle enormously more information in greater variety than a general or specific purpose chip, and is thus more valuable. This is why we own **Xilinix (XLNX.O)** instead of Intel **(INTC.O)**. In the past **FPGAs** have had far too few gates to compete with general purpose chips constructed the old way by Intel and others. However, the improvement curve for these devices is steeper, and one day soon they will begin taking over the functions of our desktop chips of today. They will incorporate more information in their design, as well as more informational flexibility.

We are seeing today the evolution of a dramatically more powerful basis for economic growth than that associated with the old industrial economy, whose growth was tied to the production and much slower growth rate of physical assets. Creation of value is now more a function of information and connectivity, not physical objects and transportation, and many people are having a difficult time making the transition to understanding this new source of value. We probably experienced a similar confusion in understanding the source of value creation after the steam engine was perfected around 1800, when our civilization shifted from an agrarian one, where all value was a function of land ownership, to one in which, for the first time, value was a function of the production of physical objects and transportation of goods. We expect that this new fundamental shift in the basis of wealth creation will produce dramatically more wealth, and do so at a much faster rate than we have been used to in the physical world. We will strive to capture that growth for you in IPS Millennium Fund.

Robert Loest, Ph.D., CFA
Senior Portfolio Manager

Gregory A. D’Amico
President

This annual report is not authorized for distribution to prospective investors unless it is preceded or accompanied by a Prospectus for IPS Millennium Fund.

IPS MILLENNIUM FUND

Statement of Assets and Liabilities
November 30, 1999

Assets:	
Investments in securities, at value - identified cost $89,479,520	$136,178,243
Cash	496,711
Receivables	
Fund shares sold	215,235
Dividends	97,255
Interest	38,019
Other assets	1,157
Total assets	137,026,620
Liabilities:	
Accounts Payable	
Investment securities purchased	4,564,906
Accrued expenses	130,857
Total liabilities	4,695,763
Net Assets	132,330,857
Net assets consist of:	
Paid in capital	84,659,771
Accumulated realized capital gain	972,363
Accumulated unrealized capital gain	46,698,723
Net assets	132,330,857
Net assets value (132,230,857/2,366,055 shares)	$55.93

Statement of Operations
Year Ending November 30, 1999

Investment Income:	
Dividend income	$476,870
Interest	282,058
Total income	758,928
Expenses:	
Management fees	798,431
Organizational cost	3,234
Total expenses	801,665
Reimbursement - advisor	(3,234)
Total expense after reimbursement	798,431
Net investment income(loss)	(39,503)
Realized & Unrealized Gain (Loss) on Investments:	
Net realized gain on investments	1,062,519
Change in unrealized appreciation of investments for the year	40,661,300
Net gain (loss) on investments	41,723,819
Net Increase in Net Assets Resulting from Operations	$41,684,316

The accompanying notes are an integral part of the financial statements.

IPS MILLENNIUM FUND

Statement of Changes in Net Assets
November 30, 1999

	Year End Nov. 30, 1999	Year End Nov. 30, 1998
Increase (Decrease) in Net Assets From Operations:	**1999**	**1998**
Investment income-net	($39,503)	$29,433
Net realized gain on investments	1,062,519	137,354
Change in unrealized appreciation	40,661,300	3,223,186
Net increase in net assets resulting from operations	41,684,316	3,389,973
Distributions to Shareholders from:		
Investment income-net	(24,532)	0
Realized gains	0	0
Net decrease in net assets due to distributions to shareholders	(24,532)	0
Capital Share Transactions:		
Issued-regular	80,564,293	10,708,083
Issued-in lieu of cash distributions	24,319	0
Redeemed - regular	(14,419,001)	(1,280,809)
Increase in net assets due to capital share transactions	66,169,611	9,427,274
Increase in net assets	107,829,395	12,817,247
Net assets		
Beginning of year	24,501,462	11,684,215
End of period	$132,330,857	$24,501,462

IPS MILLENNIUM FUND

Financial Highlights, Selected Per Share Data and Ratios

	For the year ended Nov. 30, 1999	*For the year ended Nov. 30, 1998*	*For the year ended Nov. 30, 1997*	*For the year ended Nov. 30, 1996*	*For the period ended (b) Nov. 30, 1995*
	Per share data:	**Per share data:**	**Per share data:**	**Per share data:**	**Per share data:**
ed per share data:					
t value - beginning of period	$27.53	$22.31	$18.86	$14.99	$12.00
ıe from investment operations					
vestment income	(0.03)	0.04	(0.05)	0.02	0.12
ılized and unrealized gain s) on investments	28.45	5.18	3.58	3.97	2.98
ıl income (loss) from investment operations	28.42	5.22	3.53	3.99	3.10
listributions:					
ınds from net investment income	(0.02)	0.00	0.00	(0.04)	(0.11)
ınds from net realized gains on investments	(0.00)	(0.00)	(0.08)	(0.08)	0.00
listributions	$(0.02)	$(0.00)	$(0.08)	$(0.12)	$(0.11)
ıset value: d of period	$55.93	$27.53	$22.31	$18.86	$14.99
tal return	103.23%	23.40%	18.72%	26.62%	25.83% (**a**)
ı:					
t assets, end of period (thousands)	$132,331	$24,501	$11,684	$5,613	$1,626
tio of expenses to average net assets	1.39%	1.40%	1.40%	1.40%	1.40% (**a**)
tio of expenses to average net assets before reimbursement	1.39%	1.42%	1.43%	1.50%	1.70%(**a**)
tio of net income to average net assets	(0 .07%)	0.17%	(0.23%)	0.08%	1.00%
tio of net income to average net assets before reimbursement	(0.07%)	0.19%	(0.19%)	0.18%	1.37%
ırtfolio turnover rate	51.74%	87.99%	33.17%	55.17%	26.70%

ınualized

ıuary 3, 1995 was commencement of operations.

ccompanying notes are an integral part of the financial statements.

Notes to Financial Statements
Year ending November 30, 1999

Note 1 - Organization
The company is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The company began selling shares and making investments on January 3, 1995. The Fund’s investment objective is long term capital growth.

Note 2 - Significant accounting policies
Security valuation - Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Short-term notes are stated at amortized cost, which is equivalent to value.

Federal income taxes - The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all its taxable income to its shareholders. Therefore, no federal income tax provision is required.

Distributions to shareholders - Dividends to shareholders are recorded on the ex-dividend date.

Other - The Fund follows industry practice and records security transactions on the trade date for performance calculations and the trade date plus one for fund accounting. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Discounts and premiums on securities purchased are amortized over the life of the respective securities. The specific identification method is used for determining gains and losses for financial statement and income tax purposes.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Organizational expenses

The Fund has incurred amortized organizational expenses in the amount of $16,281. Organizational expenses are being amortized monthly over a period of 60 months, beginning on January 3, 1995. The balance outstanding on November 30, 1999 was $1,157.

Note 4 - Capital share transactions

As of November 30, 1999, there were an unlimited number of shares of no par value capital stock authorized and capital paid in aggregated $84,659,771 Transactions in capital stock for the period 12/01/98 through 11/30/99 were as follows:

	Shares		**Amount**	
	1999	1998	1999	1998
Shares sold	1,827,813	431,563	$80,564,293	$10,708,083
Share issued in reinvestment of Dividends	861	0	24,319	0
Total	1,828,674	431,563	$80,588,612	$10,708,083
Shares redeemed	352,608	65,382	14,419,001	1,280,809
Net increase	1,476,066	366,181	$66,169,611	$9,427,274

Note 5 - Investment transactions

The Fund made purchases and sales of investment securities (excluding short-term securities) of $78,958,630 and $27,410,368, respectively, during the period December 1, 1998 through November 30, 1999; there were no investment transactions involving U.S. Government obligations. At November 30, 1999, the unrealized appreciation for all securities was $48,106,648 and the unrealized depreciation for all securities was $1,407,925. For a net unrealized appreciation of $46,698,723. The aggregate cost of securities for federal income tax purposes at November 30, 1999 was $89,479,520

Note 6 - Investment advisory fees and other transactions with affiliates

The Fund pays advisory fees for investment management and advisory services under a management agreement with IPS Advisory, Inc. (the Advisor). Under the agreement, the Advisor will pay all of the Fund's operating expenses, excluding brokerage fees and commissions, taxes, interest and extraordinary expenses. The Fund is obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.40% of its average daily net assets to and including $100,000,000, 1.15% of such assets from $100,000,001 to and including $250,000,000, and 0.90% of such assets in excess of $250,000,001. Total fees paid to IPS Advisory, Inc. during the year ended November 30, 1999 was $798,431.

Certain officers and trustees of the Fund are also officers and directors of the investment advisor.

Securities Service Network, Inc. (SSNI), the Fund's underwriter, has received no income from sales commissions earned on sales of the Fund shares, since it is a no-load fund. Mr. D'Amico and Mr. Loest are registered representatives of SSNI.

Note 7 - Change of independent accountants

Effective October 21, 1999 the Trust selected the accounting firm of McCurdy & Associates CPA’s Inc. to serve as the funds’ independent certified public accountants for the fiscal year ended November 30, 1999, to fill a vacancy resulting from Cherry, Bekaert & Holland, L.L.P.’s resignation. Cherry, Bekaert & Holland, L.L.P. had served as the fund’s independent certified public accountants for the fund’s fiscal years ended November 30, 1998. Cherry, Bekaert & Holland’s report on the financial statements of the fund for the fiscal year ended November 30, 1998 did not contain an adverse opinion or disclaimer of opinion or was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Cherry, Bekaert & Holland, L.L.P. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure during the fiscal year ended November 30, 1998 through the date of their resignation.

The Trust represents that it had not consulted with McCurdy and Associates CPS’s Inc. at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Fund’s financial statements.

Note 8 - Reclassification of capital accounts

The Fund has adopted Statement of position 93-2, Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies. As a result of this statement, the Fund changed the classification of distributions to shareholders to better disclose the difference between financial statement amounts and distributions to shareholders to better disclose the difference between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, undistributed net investment loss and paid in capital gain have been adjusted as of November 30, 1999 in the following amounts. Theses restatements did not affect net investment income, net realized gain (loss) or net assets for the year ended November 30, 1999.

Undistributed net investment loss	Paid in Capital
54,639	(54,639)

IPS Millennium Fund
Schedule of Investments
November 30, 1999

EQUITY SECURITIES:	Shares	Value
Cable - 1.4%		
Comcast Corp.	20,000	903,750
Cox Communications (a)	20,000	940,000
Computer Networking - 12.8%		
Cisco Systems, Inc	50,000	4,459,375
EMC Corp (a)	50,000	4,178,125
Gadzooks Networks (a)	10,000	790,000
Juniper Networks (a)	5,000	1,385,625
Radio Frequency Microdevices (a)	30,000	2,038,125
Sun Microsystems (a)	10,000	1,322,500
Terayon Communication Systems (a)	15,000	930,938
Xilinx Inc. (a)	20,000	1,790,000
Electronic Commerce - 6.1%		
Amazon.com (a)	30,000	2,551,875
Doubleclick (a)	10,000	1,600,625
EBay Inc. (a)	5,000	825,313
Internet Capital Group (a)	5,000	840,000
Verisign (a)	12,000	2,229,750
Utilities - 13.4%		
California Water Service	15,000	474,375
Cleco	55,000	1,794,375
Dominion Resources	60,000	2,722,500
DPL Inc.	110,000	1,966,250
Duke Energy	65,000	3,294,688
Florida Progress	40,000	1,710,000
NISource	70,000	1,316,875
Reliant Energy	85,000	2,109,063
Scana Corp	50,000	1,356,250
Southern Company	40,000	935,000
Financial - 1.9%		
National Commerce Bancorp	45,000	1,136,250
Netbank Inc. (a)	24,000	570,000
North Fork Bancorp	15,000	301,875
Telebank Financial (a)	6,000	154,875
Trust Co & Bank of NY	27,600	401,925
Independent Power Producers - 5.3%		
AES Corp. (a)	50,000	2,896,875
Calpine (a)	70,000	4,130,000

Information & Services - 3.5%		
Mapquest (a)	25,000	621,875
Network Solutions (a)	4,000	599,750
Yahoo! (a)	16,000	3,404,000
Internet Service Providers - 3.8%		
America Online (a)	50,000	3,634,375
Verio Inc. (a)	40,000	1,437,500
Natural Gas Utility - 1.7%		
Enron Corp.	60,000	2,283,750
Semi-Conductor Technology - 5.3%		
Analog Devices (a)	20,000	1,148,750
Broadcom (a)	15,050	2,694,891
National Semiconductor (a)	30,000	1,275,000
Qlogic (a)	16,000	1,810,000
Software - 18.4%		
Ariba, Inc. (a)	5,000	902,810
Broadvision (a)	30,000	2,791,875
Interactive Pictures (a)	25,000	550,000
Micromuse Inc. (a)	5,000	571,875
Microsoft (a)	18,000	1,638,844
Phone.com (a)	20,000	2,900,000
Portal Software (a)	10,000	1,170,625
RealNetworks (a)	25,000	3,487,500
SilkNet (a)	20,000	1,765,000
Software.com (a)	20,100	1,950,956
Tumbleweed Communications (a)	20,000	780,000
Veritas Software(a)	30,000	2,746,875
Vitria Technology (a)	30,000	2,994,375

Telecommunications -16.1%		
Adelphia Business Solutions (a)	20,000	625,000
Clarent Corp. (a)	20,000	1,625,000
Covad Communications (a)	20,000	1,038,750
Efficient Networks (a)	10,000	600,000
Global Crossing (a)	30,000	1,308,750
Level Three Communications (a)	20,000	1,356,250
Lucent Technologies	20,000	1,461,250
Metromedia Fiber Network (a)	20,000	775,000
Nextel (a)	20,000	1,982,500
QWEST Communications (a)	40,000	1,367,500
Sprint PCS Group (a)	15,000	1,376,250
JDS Uniphase (a)	30,000	6,862,500
MCI/WorldCom, Inc. (a)	10,250	847,547
Total Common Stock - (Cost $71,745,378) - 89.7%		118,444,100
Money Market Funds - 13.5%	Principal Amount	
Riverfront U.S. Govt Securities Fund	17,734,143	17,734,143
Total Investments - (Cost $89,479,520) - 103.2%		136,178,243
Excess of Other Liabilities over Other Assets - (3.2%)		(4,373,347)
NET ASSETS - 100.0%		**$131,804,896**

(a) Non-income producing

The accompanying notes are an integral part of the financial statements.

INDEPENDENT AUDITOR'S REPORT

To The Shareholders and
Board of Trustees
IPS Millennium Fund

We have audited the accompanying statement of assets and liabilities of IPS Millennium Fund, including the schedule of portfolio investments, as of November 30, 1999, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the four years and for the period from January 3, 1995 (commencement of operations) to November 30, 1995 in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash owned as of November 30, 1999, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of IPS Millennium Fund as of November 30, 1999, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the four years and for the period from January 3, 1995 (commencement of operations) to November 30, 1995 in the period then ended, in conformity with generally accepted accounting principles.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
December 8, 1999